Mail Stop 3561

June 1, 2006

Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

> **Re:** **J. Crew Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 17, 2006**
> **File No. 333-127628**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 25, 2006**
> **File No. 333-42427**

Dear Ms. Hong:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 38

1. We note that your gross profit for the fourth quarter of fiscal 2005 was adversely affected by an increase in markdowns. Please revise to discuss the extent to which markdowns may affect gross profit and are or may be seasonal.

Report of Independent Registered Public Accounting Firm, page F-2

2. As indicated in our initial comment letter dated September 13, 2005, please file a revised audit report that refers to the standards as opposed to "auditing standards" of the Public Company Accounting Oversight Board (United States). Please also amend your Form 10-K filed April 25, 2006 to include the revised audit report.

The amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Form 10-K for the Fiscal Year Ended January 28, 2006

Disclosure Control and Procedures, page 43

3. We note your disclosure that management, including your chief executive and financial officers, concluded that your disclosure controls and procedures were effective in ensuring that material information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. In future filings revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise future filings to address changes in your internal control over financial reporting that occurred during the last fiscal quarter, as opposed to the period covered by the report, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey D. Karpf, Esq.
      Cleary Gottlieb Steen & Hamilton LLP
      Fax: (212) 225-3999